EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our report dated February 11, 2005 (except as to Note 26, which is as of February 23, 2005) appearing in the Annual Report on form 40-F of Wescast Industries Inc. for the fiscal year ended January 2, 2005.

Chartered Accountants

March 30, 2005